eLong Reports Second Quarter 2014 Unaudited Financial Results

Quarterly room nights exceed 8 million for the first time in eLong’s history

BEIJING, August 7, 2014 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2014.

Highlights

■	Hotel room nights stayed in the second quarter increased 44% to 8.3 million room nights compared to 5.8 million in the prior year period.

■	Hotel commission revenue for the second quarter increased 28% to RMB254.1 million (US$41.0 million), compared to RMB198.6 million (US$32.4 million) in the second quarter of 2013.

■	Net revenues for the second quarter increased 25% to RMB292.4 million (US$47.1 million), compared to RMB234.3 million (US$38.2 million) in the second quarter of 2013. Total revenues for the second quarter increased to RMB312.4 million (US$50.4 million).

■	Mobile bookings comprised 45% of eLong brand room nights* in the second quarter. Cumulative downloads of eLong mobile apps now exceed 80 million.

■	More than 10,000 properties now use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies.

“In the second quarter, our lodging network grew to 120,000 contracted properties in China and nearly 325,000 properties worldwide. Every day our mobile applications provide real savings to our customers with tens of thousands of discounted lodging products, including pre-paid, flash sale, last minute and groupbuy products. With our broad range of accommodations products and attractive discounts, mobile has now become our largest booking channel, surpassing 60,000 transactions on peak days,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Revenues

Total revenues by product for the second quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

	Q2 2014	% Total	Q2 2013	% Total	Y/Y Growth
Hotel reservations	254.1	81%	198.6	79%	28%
Air ticketing	35.1	11%	35.6	14%	(1%)
Other	23.2	8%	17.5	7%	33%
Total revenues	312.4	100%	251.7	100%	24%

Hotel Reservations

Hotel commission revenue increased 28% in the second quarter of 2014 compared to the same period in 2013, primarily due to higher volume, partially offset by lower commission per room night. Room nights stayed in the second quarter increased 44% year-on-year to 8.3 million. Commission per room night decreased 11% year-on-year, primarily due to the growth of lower commission rate and average daily rate hotel room nights. Hotel commission revenue grew to 81% of total revenues from 79% in the prior year quarter.

* eLong brand room nights, excludes room nights from non-eLong brand distribution partners and resellers.

Air Ticketing

Air ticketing commission revenue decreased 1% in the second quarter of 2014, compared to the prior year quarter, driven by a 5% decrease in commission per segment, partially offset by a 4% increase in air segments to approximately 699,000. Commission per segment decrease was mainly due to growth of our air coupon program, as well as a decrease in average ticket price. Air ticketing commission revenue decreased to 11% of total revenues from 14% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 33% year-on-year in the second quarter of 2014, mainly driven by increased advertising and travel insurance revenues. Other revenue grew to 8% of total revenues from 7% in the prior year quarter.

Profitability

Gross margin in the second quarter of 2014 was 76%, compared to 74% in the second quarter of 2013. The improvement in gross margin was driven by operational efficiencies, partially offset by lower hotel commission revenue per room night.

Operating expenses for the second quarter of 2014 as compared to the same period in 2013 were as follows (in RMB million):

	Q2 2014	% of Net Revenue	Q2 2013	% of Net Revenue	Y/Y Growth
Service development	62.4	21%	40.4	18%	55%
Sales and marketing	149.1	51%	164.9	70%	(10%)
General and administrative	36.6	13%	16.1	7%	128%
Amortization of intangible assets	1.5	-	0.9	-	61%
Total operating expenses	249.6	85%	222.3	95%	12%

Total operating expenses increased 12% for the second quarter of 2014 compared to the second quarter of 2013. Total operating expenses decreased to 85% of net revenues in the second quarter of 2014 from 95% in the prior year quarter. Operating income was RMB1.9 million in the second quarter of 2014 compared to operating loss of RMB47.9 million in the prior year quarter.

Service development expenses are expenses related to technology and our product offering, including our websites and other systems, as well as our supplier relations function. Service development expenses increased 55% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses increased to 21% of net revenues in the second quarter of 2014, compared to 18% in the same quarter of 2013.

Sales and marketing expenses for the second quarter of 2014 decreased 10% over the prior year quarter, driven by decreased advertising expenses, partially offset by increased hotel commission payments to affiliates. Sales and marketing expenses decreased to 51% of net revenues in the second quarter of 2014 from 70% in the same quarter of 2013.

General and administrative expenses for the second quarter of 2014 increased 128% compared to the prior year quarter, primarily due to higher share-based compensation charges. General and administrative expenses increased to 13% of net revenues in the second quarter of 2014 from 7% in the same quarter of 2013.

Other operating income in the second quarter of 2014 of RMB30.0 million consisted of compensation paid by Tongcheng Network Technology Share Co., Ltd. in May 2014 to terminate the cooperation agreement entered into by eLong and Tongcheng in April 2014.

Other income was RMB22.0 million in the second quarter of 2014 compared to RMB13.4 million in the second quarter of 2013, primarily due to increased government subsidies, partially offset by higher foreign exchange losses.

Income tax benefit for the second quarter of 2014 was RMB6.2 million, compared to income tax expense of RMB43.1 million during the prior year quarter.

Net income for the second quarter of 2014 was RMB31.5 million, compared to net loss of RMB76.1 million during the prior year quarter.

Basic net income per ADS and diluted net income per ADS for the second quarter of 2014 was RMB0.90 (US$0.14) and RMB0.88 (US$0.14) respectively, compared to basic net loss per ADS and diluted net loss per ADS of RMB2.20 (US$0.36) in the prior year quarter.

As of June 30, 2014, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$311 million), of which 90% was held in Renminbi and 10% was held in US dollars.

Business Outlook

eLong currently expects net revenues for the third quarter of 2014 to increase by 10% to 20% compared to the third quarter of 2013. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Share Repurchase Program

Pursuant to eLong’s publicly announced share repurchase program, in the second quarter of 2014, eLong purchased 53,252 ADSs (representing 106,504 ordinary shares) at a cost of US$0.7 million.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, , fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its second quarter 2014 unaudited financial results on August 8, 2014 at 8:30 am Beijing time (August 7, 2014, 8:30 pm ET). The dial-in number is +1-866-844-9413 for U.S. participants; +852-3001-3802 for Hong Kong participants; and 10800-712-1470 (China Unicom), 10800-120-1470 (China Telecom) and 86-400-810-4731 for participants in mainland China. International participants can also dial +1-210-795-0512. Pass code: eLong. An archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/index.php?s=19.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accomodations reservations in China offering consumers a leading network of domestic and international properties worldwide. eLong uses innovative technology to enable travelers to make informed lodging, air and train ticket booking decisions through convenient mobile and tablet applications, websites and easy to use tools such as destination guides, photos, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun. 30, 2013	Mar. 31, 2014	Jun. 30, 2014	Jun. 30, 2014	Jun. 30, 2013	Jun. 30, 2014	Jun. 30, 2014
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	198,546	204,841	254,065	40,954	378,698	458,905	73,974
Air ticketing	35,611	35,501	35,122	5,662	67,298	70,623	11,384
Other	17,524	22,362	23,237	3,746	36,728	45,600	7,351
Total revenues	251,681	262,704	312,424	50,362	482,724	575,128	92,709
Business tax, VAT and surcharges	(17,360)	(16,581)	(20,063)	(3,234)	(31,008)	(36,644)	(5,907)
Net revenues	234,321	246,123	292,361	47,128	451,716	538,484	86,802
Cost of services	(59,872)	(66,822)	(70,888)	(11,427)	(114,690)	(137,710)	(22,198)
Gross profit	174,449	179,301	221,473	35,701	337,026	400,774	64,604

Operating expenses:
Service development	(40,385)	(55,070)	(62,421)	(10,062)	(76,880)	(117,492)	(18,939)
Sales and marketing	(164,952)	(136,093)	(149,074)	(24,031)	(277,567)	(285,167)	(45,969)
General and administrative	(16,091)	(33,329)	(36,636)	(5,906)	(37,675)	(69,965)	(11,278)
Amortization of intangible assets	(911)	(1,735)	(1,467)	(236)	(1,824)	(3,202)	(516)
Charges related to property and equipment and intangible assets	-	-	-	-	(177)	-	-
Total operating expenses	(222,339)	(226,227)	(249,598)	(40,235)	(394,123)	(475,826)	(76,702)
Other operating income	-	-	30,000	4,836	-	30,000	4,836
Income/(loss) from operations	(47,890)	(46,926)	1,875	302	(57,097)	(45,052)	(7,262)

Other income/(expense):
Interest income	14,857	15,768	15,496	2,497	29,486	31,265	5,039
Government subsidies	-	2,819	8,776	1,415	-	11,595	1,869
Foreign exchange losses	(483)	(931)	(2,544)	(410)	(1,022)	(3,475)	(560)
Other	(949)	656	228	37	(428)	884	143
Total other income	13,425	18,312	21,956	3,539	28,036	40,269	6,491
Income/(loss) before income tax benefit/(expense)	(34,465)	(28,614)	23,831	3,841	(29,061)	(4,783)	(771)
Income tax benefit/(expense)	(43,069)	(7,702)	6,230	1,004	(46,345)	(1,472)	(237)
Share of net income/(loss) in non-consolidated affiliates	1,426	(49)	311	50	2,070	261	42
Net income/(loss)	(76,108)	(36,365)	30,371	4,895	(73,336)	(5,994)	(966)
Net loss attributable to noncontrolling interests	-	996	1,091	176	-	2,087	336
Net income/(loss) attributable to eLong, Inc.	(76,108)	(35,369)	31,462	5,071	(73,336)	(3,907)	(630)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	(76,108)	(35,369)	31,462	5,071	(73,336)	(3,907)	(630)

Basic net income/(loss) per share	(1.10)	(0.50)	0.45	0.07	(1.06)	(0.06)	(0.01)
Diluted net income/(loss) per share	(1.10)	(0.50)	0.44	0.07	(1.06)	(0.06)	(0.01)

Basic net income/(loss) per ADS(2)(3)	(2.20)	(1.00)	0.90	0.14	(2.12)	(0.12)	(0.02)
Diluted net income/(loss) per ADS(2)(3)	(2.20)	(1.00)	0.88	0.14	(2.12)	(0.12)	(0.02)

Shares used in computing net income/(loss) per share:
Basic	69,201	70,486	70,657	70,657	69,103	70,572	70,572
Diluted	69,201	70,486	71,392	71,392	69,103	70,572	70,572

Share-based compensation charges included in:	6,516	28,858	33,633	5,421	16,954	62,491	10,073
Cost of services	560	836	896	144	1,176	1,732	279
Service development	3,264	6,535	7,178	1,157	6,744	13,713	2,210
Sales and marketing	897	3,332	3,976	641	2,252	7,307	1,178
General and administrative	1,795	18,155	21,583	3,479	6,782	39,739	6,406

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2036 on June 30, 2014 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.
Note 3: Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2013	Jun. 30, 2014	Jun. 30, 2014
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	367,061	330,731	53,313
Short-term investments	1,485,800	1,497,710	241,426
Restricted cash	103,440	103,486	16,682
Accounts receivable, net	168,093	194,925	31,421
Amounts due from related parties	66,143	98,254	15,838
Prepaid expenses	33,652	55,013	8,868
Deferred tax assets, current	6,604	7,712	1,243
Other current assets	75,880	72,184	11,636
Total current assets	2,306,673	2,360,015	380,427
Property and equipment, net	87,980	96,596	15,571
Investment in non-consolidated affiliates	52,067	91,409	14,735
Goodwill	96,256	96,256	15,516
Intangible assets, net	16,366	13,432	2,165
Deferred tax assets, non-current	11,140	13,899	2,241
Other non-current assets	58,194	51,152	8,245
Total non-current assets	322,003	362,744	58,473
Total assets	2,628,676	2,722,759	438,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,769	210,255	33,892
Income taxes payable	22,633	4,933	795
Amounts due to related parties	97,010	90,761	14,630
Deferred revenue	21,198	70,144	11,307
Accrued expenses and other current liabilities	337,903	316,514	51,022
Total current liabilities	655,513	692,607	111,646
Deferred tax liabilities, non-current	2,034	3,495	564
Other liabilities	45	45	7
Total non-current liabilities	2,079	3,540	571
Total liabilities	657,592	696,147	112,217

Shareholders’ equity
Ordinary shares	2,864	2,865	462
High-vote ordinary shares	2,691	2,691	434
Treasury stock, at cost	(30,930)	(22,343)	(3,602)
Additional paid-in capital	2,298,133	2,359,414	380,330
Statutory reserves	20,123	20,123	3,244
Accumulated deficit	(340,892)	(353,489)	(56,982)
Total eLong Inc. shareholders’ equity	1,951,989	2,009,261	323,886
Noncontrolling interest	19,095	17,351	2,797
Total shareholders’ equity	1,971,084	2,026,612	326,683
Total liabilities and shareholders’ equity	2,628,676	2,722,759	438,900

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1	Q2

Hotel Reservations

Room Nights	4,877	5,803	7,725	7,413	25,818	6,980	8,348
Room Night Y/Y	71%	58%	68%	48%	60%	43%	44%
Average Daily Rate Y/Y	(4%)	(5%)	(3%)	2%	(2%)	(2%)	(4%)
Commission/Room Night Y/Y	(15%)	(18%)	(3%)	(13%)	(12%)	(21%)	(11%)
Hotel Commissions Y/Y	47%	29%	63%	28%	41%	14%	28%

Air Ticketing

Air Segments	672	671	863	828	3,034	724	699
Air Segments Y/Y	21%	28%	30%	30%	28%	8%	4%
Average Ticket Price Y/Y	(1%)	(10%)	(7%)	(2%)	(5%)	1%	(1%)
Commission/Segment Y/Y	(4%)	(7%)	(23%)	(21%)	(15%)	4%	(5%)
Air Commissions Y/Y	17%	19%	(0%)	3%	9%	12%	(1%)

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA
(IN THOUSANDS)

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	2,773	(76,108)	(50,394)	(44,001)	(167,730)	(35,369)	31,462
Net loss attributable to noncontrolling interests	-	-	-	(475)	(475)	(996)	(1,091)
Interest income	(14,629)	(14,857)	(15,643)	(15,061)	(60,190)	(15,768)	(15,496)
Government subsidies	(387)	-	(1,034)	(5,948)	(7,369)	(2,819)	(8,776)
Income tax expense/(benefit)	3,276	43,069	9,603	3,532	59,480	7,702	(6,230)
Depreciation	7,759	8,420	8,467	8,531	33,177	9,123	10,064
Amortization of intangible assets	913	911	911	1,230	3,965	1,735	1,467
Share-based compensation charges	10,439	6,516	15,396	30,987	63,338	28,858	33,633
Foreign exchange losses	539	483	377	532	1,931	931	2,544
Other	(602)	(476)	(765)	(114)	(1,957)	(510)	(539)
Adjusted EBITDA	10,081	(32,042)	(33,081)	(20,787)	(75,830)	(7,113)	47,038

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2013 (Unaudited)					2014 (Unaudited)
	Q1	Q2	Q3	Q4	2013	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	2,773	(76,108)	(50,394)	(44,001)	(167,730)	(35,369)	31,462
Net loss attributable to noncontrolling interests	-	-	-	(475)	(475)	(996)	(1,091)
Share-based compensation charges	10,439	6,516	15,396	30,987	63,338	28,858	33,633
Amortization of intangible assets	913	911	911	1,230	3,965	1,735	1,467
Foreign exchange losses	539	483	377	532	1,931	931	2,544
Other	(80)	608	(185)	1,187	1,530	(390)	(150)
Adjusted net income/(loss)	14,584	(67,590)	(33,895)	(10,540)	(97,441)	(5,231)	67,865

Shares used in computing adjusted net income/(loss) per share:

GAAP diluted weighted average shares outstanding	69,733	69,201	69,668	69,934	69,455	70,486	71,392
Additional performance units	1,640	1,687	2,878	7,590	3,503	7,428	7,423
Adjusted weighted average shares outstanding	71,373	70,888	72,546	77,524	72,958	77,914	78,815

Adjusted net income/(loss) per share	0.20	(0.95)	(0.47)	(0.14)	(1.34)	(0.07)	0.86